Exhibit 1.01
CONFLICTS MINERALS REPORT

The Dewey Electronics Corporation
For the Year Ended December 31, 2013
In accordance with Rule 13P-1 under the Securities Exchange Act of 1934

This Conflict Minerals Report (this "Report") of The Dewey Electronics Corporation (herein referred to as "Dewey," the "Company," "we," "us," or "our") for the year ended December 31, 2013 is provided to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Rule"). The Rule was adopted by the Securities and Exchange Commission (the "SEC") to implement reporting and disclosure requirements related to "conflict minerals" as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). Conflict minerals are defined by the SEC as gold, columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively defined as "3TG metals").  The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of those products (such minerals are referred to herein as "necessary conflict minerals"), excepting conflict minerals that, prior to January 31, 2013, were located "outside of the supply chain" (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country, collectively defined as the "Covered Countries".  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.  Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered "DRC conflict free". We use the term "conflict free" in this Report in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries. Numerous terms in this Report are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

We are knowledgeable of the design of our products including the materials needed to construct them.  We conducted an analysis of our products sold during 2013 and found that conflict minerals are found in approximately 2% of our products. As a result of our analysis, we determined that two of our finished products each contained a single instance of a 3TG metal in one of its component parts.  As a result, pursuant to the Rule, we undertook due diligence measures to determine the source and chain of custody of the necessary conflict minerals used in such components to determine whether such components were "DRC conflict free".

Pursuant to the Rule, an independent private sector audit is not required for this Report.

Company Overview

Dewey was incorporated in the State of New York in 1955.  Located in Oakland, New Jersey, the Company is a systems oriented military products electronics development, design and manufacturing organization with a focus on compact diesel power generation solutions. The Company's principal products are electronic and electromechanical systems manufactured primarily for the U.S. Armed Forces, which the Company provides as a prime contractor or as a subcontractor for the Department of Defense.

Dewey's product lines are classified as diesel powered military generators and speed and distance measuring equipment for the U.S. Navy, as well as repairs and replacement parts for the above product lines.

Conflict Minerals Policy

We have adopted a conflict minerals policy, which incorporates the standards established by the Organisation for Economic Cooperation and Development ("OECD") in its OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, 2013 (the "OECD Guidance").  Our policy is publicly available on our website at:  www.deweyelectronics.com. The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

Design of Due Diligence Program

Our due diligence measures have been designed to conform, in all material respects, with the framework set forth in the OECD Guidance and the related supplements for gold and for tin, tantalum and tungsten.  Summarized below are the design components of our conflict minerals program as they relate to the five-step framework set forth in the OECD Guidance.

1.	Establish strong company management systems

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Internal "Conflict Minerals" Team:  The Company has established a management system for conflict minerals. Our management system includes two members of executive management including the executive with overall responsibility for procurement and the Company's Treasurer and a subject matter expert from the Company's engineering group. The team is responsible for implementing our conflict minerals compliance strategy and reporting and is led by the Treasurer who acts as the executive conflict minerals program manager.

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Control systems:  As we do not typically have a direct relationship with 3TG metal smelters and refiners, we are reliant on our direct suppliers of components that may contain 3TG metals to obtain their upstream suppliers "chain of custody" for "conflict area minerals".

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Supplier engagement:  Implement a supply chain survey to our direct suppliers of components that may contain 3TG metals.  Contact direct suppliers that do not respond to the supply chain survey by a specified date requesting their responses.

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Grievance mechanism:  Because of the small size of the Company and the active participation of all members of the executive team in the Company's daily activities, a formal grievance mechanism is not deemed necessary.

•	Maintain records relating to our conflict minerals program in accordance with our record retention guidelines.

2.	Identify and assess risk in the supply chain

Because of our size and the nature of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We have identified 147 direct suppliers in 2013. We rely on those suppliers from whom we purchase components containing 3TG metals to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of our suppliers are small, privately held companies who do not maintain supply chain custody records.

3.	Design and implement a strategy to respond to identified risks

In response to this risk assessment, the Company has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

4.	Carry out independent third party audit of supply chain due diligence at identified points in the supply chain

We do not typically have a direct relationship with 3TG metal smelters and refiners and do not perform or direct audits of these entities within our supply chain. We have identified two components that contain conflict minerals but are unable to trace the origin of these minerals beyond our first tier suppliers who in both cases are small, privately owned companies not subject to the provisions of the Dodd-Frank Act and who do not conduct reasonable country of origin inquiries nor maintain chain of custody records.

5.	Report on supply chain due diligence

•	Publicly communicate our Conflict Minerals Policy on our company website at www.deweyelectronics.com.

Description of Due Diligence Measures Performed

Request Information
We conducted an initial survey of the two suppliers identified as supplying components used in our products containing conflict minerals using a questionnaire, which includes questions regarding a company's conflict-free policy and engagement with its direct suppliers. In addition, the questionnaire contains questions about the origin of conflict minerals used in the materials to manufacture components supplied to Dewey, including, the facilities used to process the necessary conflict minerals used in the materials to manufacture such components, the country of origin of the necessary conflict minerals used in such components and the efforts to determine the mine or location of origin of the conflict minerals used in such components with the greatest possible specificity. It also includes the option for the supplier to self-identify and certify as a privately owned enterprise not subject to the provisions of the Dodd-Frank Act and report that it does not conduct reasonable country of origin inquiries of its suppliers and does not maintain a chain of custody for components containing 3TG metals.

Survey Responses
We received responses from 100% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with these suppliers to attempt to obtain revised responses. In both cases, the supplier response was that as a small, privately owned business not subject to the Dodd-Frank Act, it does not maintain records of the chain of custody of conflict minerals and does not have the resources to engage in supplier chain due diligence.

Efforts to determine mine or location of origin
As a result of our suppliers' responses, we are unable to make a reasonable determination as to the country of origin of 3TG metals contained in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries.

Steps to Improve Due Diligence and Mitigate Risk

We will continue to take steps to enhance our due diligence measures and to further mitigate the risk that the necessary 3TG metals contained in our products finance or benefit armed groups in the Covered Countries.  During the reporting period for the calendar year ending December 31, 2014, we intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

1.	Engage with our direct suppliers and their suppliers to improve the content of the supplier survey responses.

2.	Engage any of our suppliers found to be supplying us with 3TG metals from sources that support conflict in the Covered Countries to establish an alternative source of 3TG metals that does not support such conflict.

3.	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.